UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2026

Commission File Number: 001-42128

Telix Pharmaceuticals Limited
(Translation of registrant’s name into English)

55 Flemington Road
North Melbourne, Victoria 3051, Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On January 20, 2026 (Melbourne, Australia), Telix Pharmaceuticals Limited (the “Company”) filed an announcement with the Australian Securities Exchange (“ASX”) titled “Chinese NMPA Accepts New Drug Application for Illucix,” which is attached to this Form 6-K as Exhibit 99.1 (“First ASX Release”).

On January 20, 2026 (Melbourne, Australia), the Company filed an announcement with the ASX titled “Telix Achieves FY 2025 Guidance with US$804M (A$1.2B) Revenue, Accelerates Growth with Gozellix Launch,” which is attached to this Form 6-K as Exhibit 99.2 (“Second ASX Release”).

99.1	First ASX Release
99.2
                                  Second ASX Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telix Pharmaceuticals Limited

Date: January 20, 2026	By:	/s/ Genevieve Ryan
Name: Genevieve Ryan
Title: Company Secretary